UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: February 11, 2005                        By:____"Sandra J. Hall"____ ______
            Sandra J. Hall,
                                    President, Secretary & Director

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

ENERNORTH INDUSTRIES INC. 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

February 7, 2005.

Item 3.        News Release

The News Release was disseminated via CCNMatthews via North American Disclosure on February 7, 2005.

Item 4.        Summary of Material Change

EnerNorth Industries Inc. announces that it has completed the sale of its wholly owned subsidiary, M&M Engineering Limited ("M&M") to Spectrum Sciences & Software Holdings Corp. for cash proceeds of Cdn. $7,361,999.

The sale transaction was closed in escrow on February 1, 2005 pending completion of certain closing conditions that were satisfied on February 4, 2005. Under the terms of the Purchase and Sale Agreement, the parties agreed that M&M would have working capital of not less than Cdn $3,800,000 at closing and accordingly $250,000 is held in escrow for up to 30 days pending completion of the working capital calculation of M&M at February 1, 2005. The transaction is a purchase of 100% of the common shares and 100% of the preferred shares of M&M held by EnerNorth. Prior to closing, EnerNorth retracted preferred shares of M&M for Cdn $1,000,000 cash. EnerNorth received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

Management of EnerNorth plans to apply the proceeds from the sale of M&M to expand its existing portfolio of oil and gas properties and production and for general corporate development.
Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.        Omitted Information

Not applicable.

Item 8.        Executive Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Date of Report

February 9, 2005.

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary